BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON

FEBRUARY 1st, 2022

1.            Date, Time and Place: Held on February 1st, 2022, at 8:30 p.m., by videoconference.

2.            Summons and Presence: The call notice requirement was dully performed under the terms of article 21 of the Bylaws of BRF S.A. (“Company”), with the presence of the following members of the Company's Board of Directors: Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Mr. José Luiz Osório (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Ivandré Montiel da Silva (“Mr. Ivandré Montiel”), Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”), Ms. Flavia Maria Bittencourt (“Ms. Flavia Bittencourt”) e Mr. Marcelo Feriozzi Bacci (“Mr. Marcelo Bacci”), and Ms. Flavia Buarque de Almeida (“Ms. Flavia Almeida”) granted a power of attorney to Mr. Augusto Cruz in order to represent her at the meeting, together with the manifestation of vote that follows attached to these minutes. Attended as a guests Mrs. Maria Paula Aranha, member of the Fiscal Council, Mr. Lorival Nogueira Luz Jr., Global Chief Executive Officer, Mr. Carlos Alberto Bezerra de Moura, Financial Vice-President and Investor Relations Officer, Mr. Marcelo Millen, representative of Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A., leading coordinator of the Offering (defined below), and Mr. Paolo Pellegrini, representative of Rothschild & Co.

3.            Presiding Board: Chairman: Mr. Pedro Pullen Parente. Secretary: Mr. Bruno Machado Ferla.

4.            Agenda: Based on decision made by the Company's shareholders in an Extraordinary General Shareholders’ Meeting, held on January 17, 2022 (“Offering’s EGM”), executing the decision to: (I) approve the Share price, in the context of the public offering, with restricted placement efforts, under the terms of the CVM Instruction No 476, January 16, 2009 (“CVM Instruction No 476” and “Offering”, respectively), all registered, book-entry shares without nominal value, free and clear of any liens or encumbrances, including Shares in the form of American Depositary Shares (“ADS”), represented by American Depositary Receipts (“ADR”), all free and clear of any liens or encumbrances; (II) considering the result of the placing process of the Shares, to verify and proceed with the increase of the Company's capital stock approved in the Offering’s EGM; and (III) to authorize the Company's board of executive officers to perform all acts and take all measures necessary to carry out, formalize and perfect the resolutions taken herein.

5.            Resolutions: The Board Members approved, by unanimous vote of those present and without any restrictions, the drawing up of these minutes in summary form. After examining the matters on the agenda, the following issues were addressed and the following resolutions were taken:

5.1.	Approved, by majority vote, the following matters:
5.1.1.	Fix the share price of R$ 20,00 (twenty reais) per Share object of the Offering (“Price per Share”). The Price per Share was set after the conclusion of the investment intention collection procedure carried out with institutional investors ("Bookbuilding Procedure"), using as parameter: (i) the quotation of the common shares issued by the Company on B3; (ii) the ADRs quotation on the NYSE; and (iii) the indicators of interest in accordance with the quality and quantity of demand (by volume and price) for the Shares through the Bookbuilding Procedure. Under the International Offering, the price per Share in the form of ADRs is US$ 3.79 (three dollars and seventy-nine cents), equivalent to the Price per Share converted into United States dollars (US$), based on the selling exchange rate of that currency (PTAX) disclosed by the Central Bank of Brazil on its website on this date. Pursuant to article 170, paragraph 1, item III, of the Brazilian Corporate Law, the choice of the criteria for determining the Price per Share is justified by the fact that the Price per Share was calculated according to the Bookbuilding Procedure, which reflects the value at which institutional investors presented their intentions to invest in the context of the Offer and the quotation of the Company's common shares on B3 and ADRs on NYSE, thus not promoting the unjustified dilution of the Company's shareholders.
5.1.2.	Verify the subscription of 270,000,000.00 (two hundred and seventy million) new common shares, all nominative, registered and book-entry, with no par value, free and clear of any liens or encumbrances ("Shares"), and, consequently, homologate the Company's capital increase approved at the Offering's EGM in the amount of R$ 5,400,000,000.00 (five billion and four hundred million reais) of which five hundred million reais (R$500.000,000.00)

allocated to the Company's share capital account, and R$ 4,900,000,000.00 (four billion and nine hundred million reais) allocated to the Company's capital reserve account, by means of the issuance of 270,000,000.00 (two hundred and seventy million) of new common shares, all nominative, book-entry and with no par value, increasing the capital stock from twelve billion, five hundred fifty-three million, four hundred seventeen thousand, nine hundred fifty-three reais and thirty-six cents (R$12.553,417,953.36), divided into eight hundred and twelve million, four hundred and seventy-three thousand, two hundred and forty-six (812,473.246) common shares, all nominative, registered and with no par value, to R$13.053.417.953,36 (thirteen billion, fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six cents), divided into 1.082.473.246 (one billion, eighty-two million, four hundred and seventy-three thousand, two hundred and twenty-six) common shares, all nominative, registered and with no par value.

In due course, the Company's management will submit for the shareholders' meeting's approval the amendment to the wording of Article 5 of the Company's Bylaws to reflect the approved capital increase.

5.2.	By majority vote, ratified the acts that the Company's Executive Board has already carried out to date, solely and exclusively for the purpose of making the Offer and authorized the Company's Executive Board to: (a) negotiate and execute all the instruments necessary to conduct the Offering, including the main documents mentioned below: (a.1) International Distribution Agreement; (a.2) Placement Agreement; (a.3) Prospectus Supplement; (a.4) Offering Memorandum; (a.5) as well as all ancillary agreements necessary for the Offering, under the terms approved herein; (b) take all actions and practice all acts necessary to execute the resolutions taken at this meeting, including, but not limited to represent the Company before the CVM, the B3, ANBIMA, the New York Stock Exchange and the Securities and Exchange Commission, as necessary, for which purpose it may practice or cause to be practiced any acts and/or negotiate, approve and sign any communications, notifications, certificates, documents or instruments that it considers necessary or appropriate for carrying out the Offering.
5.3.	The Board member Mr. José Osório abstained from voting, according to the reasons stated in his manifestation of voting presented in the meeting held on December 16, 2021, when he manifested himself against the deliberation of capital increase.

6.            Documents filed at the Company: The documents that supported the deliberations made by the members of the Board of Directors or that are related to information provided during the meeting are filed at the Company's headquarters.

7.	Closing: There being no further matters to be discussed, the meeting was suspended for the drawing up of the Minutes containing the summary of the facts occurred, which, after being approved, were signed by the attending members of the Board of Directors.

I hereby certify that the above extract is a faithful transcription of an excerpt from the minutes drawn up in the Book of Minutes of the Ordinary and Extraordinary Meetings of the Company's Board of Directors.

São Paulo, February 1, 2022.

Bruno Machado Ferla

Secretary

São Paulo, 1º de fevereiro de 2022.

BRF S.A.

Rua Jorge Tzachel, 475

Bairro Fazendo, Itajaí – SC

CEP 88301-600

At.:	Sr. Pedro Pullen Parente

Presidente do Conselho de Administração

e-mail: pedro.parente@brf.com

Ref.: Manifestação de Voto – Reunião do Conselho de Administração de 1º de fevereiro de 2022.

Prezado Presidente,

Faço referência à convocação da Reunião do Conselho de Administração da BRF S.A. (“Companhia”), prevista para ser realizada no dia 1º de fevereiro de 2022, na sede social da Companhia e por meio de videoconferência, para deliberar, com base na decisão tomada pela Assembleia Geral Extraordinária, realizada em 17 de janeiro de 2022, sobre a seguinte Ordem do Dia: (i) aprovar o preço das ações, no âmbito da oferta pública, com esforços restritos de colocação, nos termos da Instrução da CVM nº 476, de 16 de janeiro de 2009 (“Instrução CVM 476” e “Oferta”, respectivamente), todas nominativas, escriturais e sem valor nominal, livres e desembaraçadas de quaisquer ônus ou gravames, incluindo as Ações sob a forma de American Depositary Shares (“ADS”), representadas por American Depositary Receipts (“ADR”), também livres e desembaraçadas de quaisquer ônus ou gravames; (ii) em face do resultado do processo de colocação pública das Ações, verificar e dar andamento ao aumento do capital social da Companhia aprovado na Assembleia Geral Extraordinária realizada em 17 de janeiro de 2022; e (iii) autorizar a diretoria da Companhia a praticar todos os demais atos e tomar todas as medidas necessárias à realização, formalização e aperfeiçoamento das deliberações tomadas pela Assembleia Geral Extraordinária e por este Conselho.

Primeiramente, informo que participei das reuniões preparatórias entre os membros do Conselho de Administração, onde tratamos de diversos temas relacionados com a conclusão do processo de aumento de capital e emissão de ações, conforme deliberado pelos acionistas na mencionada Assembleia Geral realizada no dia 17 de janeiro de 2022. Ressalto que tais reuniões contaram também com a presença do Lorival Luz, Carlos Moura e Bruno Ferla, bem como do Luiz Muniz, Paolo Pellegrini e demais representantes do Rothschild.

Não restam dúvidas de que a Oferta é relevante para reforçar a estrutura de capital da Companhia, permitindo que esta siga expandindo suas atividades e realizando investimentos estratégicos, conforme aprovado pela Assembleia Geral Extraordinária da Companhia a ser realizada em 17 de janeiro de 2022.

Isso posto, com base na deliberação tomada pelos acionistas da Companhia na referida Assembleia Geral e nos termos do item 8.3 do Regimento Interno do Conselho de Administração, manifesto o meu voto favorável (i) à verificação e conclusão do aumento do capital social da Companhia aprovado na Assembleia Geral Extraordinária realizada em 17 de janeiro de 2022; e (ii) à autorização à diretoria da Companhia para praticar todos os atos e tomar todas as medidas necessárias à implementação da Oferta, bem como à ratificação de todos os atos já praticados.

Por fim, outorgo ao Sr. Augusto Marques da Cruz Filho, Brasileiro, Casado, Economista, portador da Cédula de Identidade RG n° 5761837-9, inscrito no CFP/ME sob o n° 688369968-68, com endereço comercial na Cidade de São Paulo, Estado de São Paulo, na Rua Pedroso Alvarenga, 1245, 2º andar, sala 23, na qualidade de membro do Conselho de Administração e conforme o item 7.1 do Regimento Interno do Conselho de Administração, amplos poderes para votar em meu nome nos detalhamentos, inclusive na fixação do preço de emissão das ações, homologação da alocação das ações entre os investidores e demais matérias que vierem a ser deliberadas pelo Conselho de Administração e relacionadas às matérias constantes da Ordem do Dia.

Manifestado meu voto, coloco-me à inteira disposição para quaisquer esclarecimentos adicionais porventura necessários.

Atenciosamente,

Flavia Buarque de Almeida